YACHT FINDERS, INC.
                             2308 - C Kettner Blvd.
                               San Diego, CA 92101


July 17, 2006

United States Securities and Exchange Commission
Washington, D.C.  20059

Attn:  Ms. Janice McGuirk

RE: Yacht Finders, Inc.
    Amendment No. 4 to Registration Statement on
    Form SB-2
    File No. 333-121863

Dear Ms. McGuirk:

Per your comment letter dated May 17, 2006, we submit the following as a part of the fourth amendment to our Form SB-2:

1. As per your comment, we have added a notation to identify the individuals of the selling security holders as "business acquaintances" of Mr. Dal Grauer, a former director.

2. Further to your comment, we have disclosed Mr. Dal Grauer as a promoter of Yacht Finders, Inc., per requirement of Item 404 of Regulation S-B.

3. As per your comment under Competition and Competitive Position, page 24, we have deleted statement referencing price and service levels.

4. Further to your comment, we have deleted the final sentence in this section referencing management's opinion.

5. We have included audited financial statements for the recent two fiscal years ended December 31, 2005 and December 31, 2004 and unaudited financial review for the period ending June 30, 2006. Per your comment, we have removed all other financial statements.

6.   A current consent is included.
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Yacht Finders, Inc.
Amendment 4
July 17, 2006


If you have further questions, please do not hesitate to contact me.

Yours truly,

YACHT FINDERS, INC.


/s/ Geoffrey Greenwood, President
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